                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (Amendment No. 3)

                            Energy West Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29274A-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
       1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                                                   PAGE 2 OF 6


  --------- ----------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Turkey Vulture Fund XIII, Ltd.
  --------- ----------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)      [  X  ]
                                                                                    -----
                                                                          (B)      [     ]
                                                                                    -----

  --------- ----------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


  --------- ----------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
  --------- ----------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                                           [__]

  --------- ----------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
  --------------------------------------------------------------------------------------------------------------
               NUMBER OF                   7      SOLE VOTING POWER

                SHARES                            180,012
                                        --------- --------------------------------------------------------------
             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                       ---------- --------------------------------------------------------------
                 EACH                      9      SOLE DISPOSITIVE POWER

               REPORTING                          180,012
                                       ---------- --------------------------------------------------------------
                PERSON                    10      SHARED DISPOSITIVE POWER

                 WITH
  --------- ----------------------------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            180,012
  --------- ----------------------------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                         [__]

  --------- ----------------------------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
  --------- ----------------------------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            OO
  --------- ----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                                                   PAGE 2 OF 6


  --------- ----------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Michael Gorman
  --------- ----------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)      [  X  ]
                                                                                    -----
                                                                          (B)      [     ]
                                                                                    -----

  --------- ----------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


  --------- ----------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            PF
  --------- ----------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                           [__]

  --------- ----------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
  --------------------------------------------------------------------------------------------------------------
               NUMBER OF                   7      SOLE VOTING POWER

                SHARES                            92,560
                                       ---------- --------------------------------------------------------------
             BENEFICIALLY                  8      SHARED VOTING POWER

               OWNED BY
                                       ---------- --------------------------------------------------------------
                 EACH                      9      SOLE DISPOSITIVE POWER

               REPORTING                          92,560
                                       ---------- --------------------------------------------------------------
                PERSON                    10       SHARED DISPOSITIVE POWER

                 WITH
  --------- ----------------------------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            92,560
  --------- ----------------------------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                         [__]

  --------- ----------------------------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.6%
  --------- ----------------------------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
  --------- ----------------------------------------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") of which Richard
M. Osborne is the sole Manager, and J. Michael Gorman to report acquisitions of shares of common stock, par value $0.15 per share (the "Shares"), of Energy West Incorporated, a Montana corporation ("Energy West")

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of Schedule 13D is amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $154,099 (excluding commissions) with margin debt from Wachovia Securities.

     The Shares reported herein as having been acquired by Mr. Gorman were acquired for the aggregate purchase price of approximately $81,216 (excluding commissions) with Mr. Gorman's personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a) and 5(c) of Schedule 13D are amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,594,258 Shares outstanding.

     The Fund beneficially owns 180,012 Shares, or approximately 6.9% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares held by the Fund. Mr. Gorman beneficially owns 92,560 Shares, or approximately 3.6% of the outstanding Shares. The Fund and Mr. Osborne disclaim beneficial ownership of the Shares held by Mr. Gorman. Mr. Gorman disclaims beneficial ownership of the Shares held by the Fund and Mr. Osborne.

     (c) Since the filing of Amendment No. 2 to Schedule 13D Statement, dated August 21, 2003, the Fund has purchased 22,760 Shares in open market transactions as set forth below:

                                                              Approximate Per Share Price
                 Date               Number of Shares            (Excluding Commissions)
                 ----               ----------------            -----------------------

                8/26/03                        500                       $6.29
                8/26/03                        500                       $6.30
                8/26/03                      1,100                       $6.50
                8/27/03                      1,000                       $6.35
                8/28/03                      4,900                       $6.50
                9/04/03                        460                       $6.97
                9/04/03                      1,540                       $6.99
                9/05/03                        100                       $6.60
                9/05/03                        600                       $6.70


                                                              Approximate Per Share Price
                 Date               Number of Shares            (Excluding Commissions)
                 ----               ----------------            -----------------------
                9/08/03                      1,000                       $6.94
                9/08/03                      2,200                       $6.97
                9/08/03                        800                       $6.99
                9/08/03                      3,360                       $7.00
                9/09/03                      2,300                       $7.00
                9/10/03                      1,500                       $6.72
                9/10/03                        900                       $6.93



     Since the filing of Amendment No. 2 to Schedule 13D Statement, Mr. Gorman has purchased 11,560 Shares in open market transactions as set forth below:

                                                              Approximate Per Share Price
                 Date               Number of Shares            (Excluding Commissions)
                 ----               ----------------            -----------------------

                8/28/03                        100                       $6.40
                9/10/03                      2,500                       $6.95
                9/11/03                        860                       $6.95
                9/11/03                      1,500                       $7.00
                9/12/03                      1,300                       $6.88
                9/15/03                        500                       $7.00
                9/16/03                      2,200                       $7.20
                9/16/03                      1,100                       $7.00
                9/16/03                      1,500                       $7.16


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     7.1    Joint Filing Agreement, incorporated by reference to Exhibit 7.1 to
            Schedule 13D Statement, dated June 18, 2003, filed on behalf of the Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 19, 2003

                                       TURKEY VULTURE FUND XIII, LTD.


                                       /s/ Richard M. Osborne
                                       -----------------------------------
                                       Richard M. Osborne, Manager


                                       /s/ J. Michael Gorman
                                       -----------------------------------
                                       J. Michael Gorman